Filing under Rule 425 under the Securities
                                  Act of 1933 and deemed filed under Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                                 Filing by Genesys Conferencing.
                                                         Subject Company: VIALOG
                                               SEC File No. of VIALOG: 001-15527


[GRAPHIC OMITTED] VIALOG                                          KIM MAYYASI
The Conferencing Company                                       PRESIDENT AND CEO

[GRAPHIC OMITTED]






[Date]

[Name]
[Address]
[City, State  Zip]


Dear [Name],


       We received your inquiry regarding the pending acquisition of Vialog by Genesys Conferencing. This acquisition is a great opportunity for Vialog. Combined, the new company will become the No.1 independent conferencing company worldwide. This is both positive and exciting for Vialog and our customers, as it will expand our capabilities to serve your worldwide conferencing needs. This merger of Vialog with Genesys Conferencing is a great growth story for both companies and truly a wonderful opportunity for our customers.

      A copy of Vialog's press release announcing the acquisition is attached. The closing of the acquisition, which is subject to the satisfaction of various closing conditions including Vialog shareholder approval, is expected to occur in the first quarter of 2001.

      Unfortunately, US SEC regulations prohibit us from selectively disclosing information that has not already been made public. More information about Genesys Conferencing and the acquisition can be found at www.genesys.com/vialog and www.sec.gov. Thank you for your continued patronage.

Sincerely,



[Name]

FOR IMMEDIATE RELEASE
MONDAY, OCTOBER 2, 2000

VIALOG TO BE ACQUIRED BY GENESYS CONFERENCING

COMBINATION WILL CREATE GLOBAL CONFERENCING FORCE, NO. 1 INDEPENDENT CONFERENCING COMPANY WORLDWIDE

    BEDFORD, Mass., Oct. 2 /PRNewswire/ -- Vialog Corporation (Amex: VX), a leading provider of audio, video and Internet conferencing services, today announced it has reached a definitive agreement to be acquired by France-based Genesys S.A. (Genesys Conferencing) (Sicovam Code: 3955), the largest independent global teleconferencing specialist. The value of the transaction is approximately $241 million, or approximately $90 million in Vialog debt plus $13.26 per Vialog share, based on Genesys Conferencing's recent closing prices. The acquisition is expected to close during the first quarter of 2001 and will be immediately accretive to Genesys Conferencing's earnings.

    Upon closing, the combined company will be the largest independent pure-play conferencing company in the $2 billion worldwide teleconferencing industry, which is growing at approximately a 25 percent annual rate in the United States and approximately 40 percent annually in Europe. The combined company will serve over 16,000 customers who will have access to a global solution for all of their conferencing needs, including reservation-less conferencing and Internet-based communications.

    Under French Generally Accepted Accounting Principles (GAAP), Genesys Conferencing had 1999 revenues of equivalent $41.7 million, operating income of equivalent $1.5 million and earnings before interest, taxes, depreciation and amortization (EBITDA) of equivalent $6.2 million. Under U.S. GAAP, Vialog had 1999 revenues of $68.6 million, operating income of $5.7 million and EBITDA of $14.0 million, excluding an aggregate of $4.2 million in charges primarily related to restructuring charges and severance obligations. For the first six months of 2000, under French GAAP, Genesys Conferencing posted equivalent $36.7 million in revenues, operating income of equivalent $2.7 million and equivalent $6.2 million in EBITDA. Under U.S. GAAP, Vialog recorded $38.6 million in revenues, $5.1 million in operating income and $9.8 million in EBITDA for the first six months of 2000.

    As part of the transaction, Genesys Conferencing will apply for listing on the Nasdaq stock market of American Depository Shares (ADSs) representing its underlying ordinary shares. The acquisition agreement provides that Vialog shareholders will receive the ADS equivalent of 0.2563 of a Genesys Conferencing ordinary share in exchange for each share of Vialog common stock, subject to a "collar," which provides that Vialog shareholders could receive the ADS equivalent of between 0.2183 Genesys Conferencing ordinary shares and 0.3352 Genesys Conferencing ordinary shares for each Vialog share depending on the Genesys Conferencing share price at the closing of the acquisition. Based on Genesys Conferencing's recent closing prices, Vialog shareholders would own approximately 21 percent of Genesys Conferencing upon the closing of the acquisition.

    The closing of the acquisition is subject to the approval of Vialog's shareholders, the approval of the issuance of the new Genesys Conferencing shares underlying the ADSs by Genesys Conferencing's shareholders, the satisfaction of various regulatory requirements, the listing of the ADSs on the Nasdaq stock market and other customary closing conditions.

    Additionally, utilizing Genesys Conferencing's banking relationships, commitments have been received to refinance Vialog's outstanding debt.

    Kim Mayyasi, president and chief executive officer of Vialog, said, "We're extremely excited about the strategic benefits of the proposed acquisition. Joining forces with Genesys Conferencing provides a global solution for Vialog's more than 6,000 existing customers and gives us a competitive advantage to attract new ones."

    Mayyasi added, "We are teaming up with a company that has access to extensive financial resources. With the combined capabilities of Genesys Conferencing and Vialog, we will remain on the leading edge of teleconferencing and web-based products and services and continue to grow the business at a double-digit rate."

    Francois Legros, chairman and chief executive officer of Genesys Conferencing, said, "Genesys Conferencing continues to position itself as a leading independent global player in the conferencing industry in terms of market share and technology. With Vialog, we have reinforced our worldwide capabilities and have a shared vision of developing innovative products and Internet-based communications."

    Legros, who will remain chairman and chief executive officer of Genesys Conferencing, announced that Mayyasi will become chief executive officer of Genesys Conferencing's U.S. operations. Margie Medalle, chief executive officer of Genesys Conferencing's existing U.S. Operating Subsidiary, Genesys Conferencing, Inc., will become president and chief operating officer.

    "I am very confident in the ability of the combined U.S. management team to successfully integrate the companies. Both Kim and Margie are very talented managers who have completely turned around their companies in less than a year's time," Legros commented.

    Legros also noted that refinancing Vialog's debt coupled with other synergies should generate approximately $5 million of annual cash cost savings. Within the past year, Vialog had already completed initiatives that are anticipated to generate over $8 million in annual cost savings beginning in 2001.

VIDEO PRESENTATION AND CONFERENCE CALL

    Legros and Mayyasi will be hosting an online video presentation to discuss the transaction on Monday, October 2, 2000 at 11:00 a.m. EDT. To view the presentation, please visit: http://www.genesys.com/vialog. After the video presentation, investors are invited to attend a live dial-in conference call and Q&A session that will be held at 11:30 a.m. EDT. Please dial 877-679-9049 (toll free) or 952-556-2803 to attend the call.

ABOUT VIALOG

    Vialog is a leading provider of teleconferencing and messaging services, including audioconferencing, videoconferencing, web conferencing, voicemail broadcast, e-mail broadcast and fax broadcast. Vialog helps its more than 6,000 corporate customers communicate more professionally, efficiently and effectively by delivering superior customer service and an extensive range of enhanced and customized conferencing solutions. Vialog's common stock (symbol: VX) is quoted on AMEX. For more information, visit Vialog.com for direct, online access to Vialog's conferencing and messaging services.

ABOUT GENESYS CONFERENCING

    Genesys Conferencing is the world's leading independent specialist in the rapidly growing teleconferencing industry. The company offers state-of-the-art technology to customers in Europe, Asia-Pacific and North America. In 1999, Genesys Conferencing posted revenues of 47.4 million euros (equivalent U.S. $41.7 million). Genesys Conferencing is listed on the Noveau Marche in Paris. (Sicovam code: 3955). For more information, visit http://www.genesys.com .

           FOR FURTHER INFORMATION REGARDING VIALOG FREE OF CHARGE, VIA FAX DIAL 1-800-PRO-INFO AND USE THE COMPANY CODE VX.

          OR VISIT THE VIALOG CORPORATION WEBSITE AT HTTP://WWW.VIALOG.COM

  To schedule any of Vialog's services online, go to http://www.WebConferencing.com

US SEC FILINGS

    Genesys Conferencing plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys Conferencing, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at http://www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

    Genesys S.A.
    Pierre Schwich

    4 Rue Jules Ferry, BP 1145
    34008 Montpellier, Cedex 1, France
    Phone:  33 4 67062755
    Email:  pierre.schwich@genesys.com

    Vialog Corporation
    Michael E. Savage
    32 Crosby Drive
    Bedford, MA  01730
    Phone:  781-761-6200

    Email:  msavage@vialog.com

    In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

    Solicitation of Proxies; Interests of Certain Persons in the Transaction The identity of the people who, under SEC rules, may be considered

"participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A made by Vialog on October 2, 2000.

    Forward-Looking Statements

    This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys Conferencing's and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.